AP VF 4-10-02

02022498

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 8 2002 365

SEC FILE NUMBER
8- 29688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STEVEN L. FALK & ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

186 DELONG AVENUE
(No. and Street)

DUMONT, N.J. 07628
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. FALK 201-384-0191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

9B 014297
STEVEN L. FALK
STEVEN L. FALK & ASSOCIATES INC.
P.O. BOX 263
ENGLEWOOD, NJ 07631

IND[...]IC ACCOUNTANT whose opinion is contained in this Report*

MARSHALL S. ROSETT, CPA
(Name — if individual, state last, first, middle name)

2 N. DEAN ST. ENGLEWOOD, NJ 07631
(A[...]) (City) (State) Zip Code)

CH[...]

[...]blic Accountant
[...]untant
[...] not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES INC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Steven L. Falk
Signature

PRESIDENT
Title

STUART L. APPELSON
Notary Public
Notary Public, State of New York
No. 4991063
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 21, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Balance, January 1, 2001	$ 100	115,640	115,740
Contributions	--	5,000	5,000
Net Income/ (Loss)	--	(1,296)	(1,296)
Balance, Dec. 31, 2001	$ 100	119,344	119,444

The accompanying notes are an integral part of these financial statements.